UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO

REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2017

1st stREIT Office Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-10716

Maryland	81-4602947
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

11601 Wilshire Boulevard Los Angeles, CA	90025
(Address of Principal Executive Offices)	(Zip Code)

(310) 421-1030

(Registrant’s Telephone Number, Including Area Code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

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STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of 1st stREIT Office, Inc. (the “Company,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

Management’s discussion and analysis of the Company’s financial condition and results of operations are based upon our consolidated audited financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On a regular basis, we evaluate these estimates. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The following are some, but not necessarily all, of the assumptions, risks, uncertainties and other factors that could cause our actual results to differ materially from those presented in our forward-looking statements:

•	We commenced operations on May 31, 2017 in connection with our initial property acquisition and we have a limited operating history. We are dependent on our sponsor, Tryperion Partners, LLC (the “Sponsor”), to identify suitable properties and other real estate investments. We are also dependent on our manager, SW Manager, LLC (the “Manager”), to manage those properties and investments.

•	All of our executive officers, are also officers, affiliated directors and/or holders of a direct or indirect controlling interest in our Sponsor and Manager entities. As a result, our management, Sponsor, Manager, and their affiliates face conflicts of interest including:

o	significant conflicts created by their respective compensation arrangements

o	conflicts in allocating time among us and these other programs and investors

These conflicts could result in action or inaction that is not in the best interests of our stockholders.

•	Our real estate investments may be affected by unfavorable real estate market and general economic conditions, which could decrease the value of those assets and reduce the investment return to our stockholders. Revenues from our real estate properties could decrease. These events could in turn make it more difficult for us to meet our debt service obligations and limit our ability to pay distributions to our stockholders.

•	Disruptions in the financial markets and uncertain economic conditions could adversely affect our ability to implement our business strategy and generate returns to stockholders, the failure of any bank in which we deposit our funds could reduce the amount of cash we have available to pay distributions, make additional investments, and service our debt.

•	While mitigated by cybersecurity insurance maintained by our Sponsor, cybersecurity risks and cyber-attack incidents would adversely affect the process we have implemented for the offering (the “Offering”) of our shares of common stock (“Common Stock”) and may adversely affect our business by causing a disruption to our operations, a compromise or corruption of our confidential information and/or damage to our business relationships, all of which could negatively impact our financial results.

•	We are subject to risks associated with tenant, geographic and industry concentrations with respect to our properties.

•	Our properties, intangible assets and other assets may be subject to impairment charges.

•	We are subject to competition in the acquisition and disposition of properties and in the leasing of our properties and we may be unable to acquire, dispose of, or lease properties on advantageous terms.

•	Significant increases in interest rates may have a material impact upon the valuation of our real estate holdings.

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•	We may fail to qualify as a real estate investment trust for U.S. federal income tax purposes.

•	We may be subject to U.S. federal, state and local taxes on our income and property that may limit our ability to pay stockholder dividends.

•	Recent changes to the U.S. tax laws and related interpretations could adversely impact us.

•	Legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act).

•	Our compliance with applicable U.S. federal, state and local laws, including the Investment Advisers Act of 1940, as amended, the Investment Company Act of 1940, as amended, and other laws.

•	Changes to generally accepted accounting principles, or GAAP.

•	Limited ability to dispose of assets because of the relative illiquidity of real estate investments.

•	Intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space.

•	Defaults on or non-renewal of leases by tenants.

•	Our failure to obtain necessary outside financing.

•	Our level of debt and the terms and limitations imposed on us by our debt agreements.

•	Risks associated with derivatives or hedging activity.

•	Decreased rental rates or increased vacancy rates.

•	Our failure to successfully operate acquired properties and operations.

•	Exposure to liability relating to environmental and health and safety matters.

•	Changes in real estate and zoning laws and increases in real estate property tax rates.

•	Loss of key personnel, and our ability to retain our executive officers and other key personnel of our Sponsor, and its affiliates.

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1st stREIT Office Inc. and Subsidiaries

Item 1. Business

The Company

1st stREIT Office Inc., a Maryland corporation was formed on November 9, 2016 (inception), to originate, invest in, and manage a portfolio of primarily office properties. The Company may also invest, to a limited extent, in real estate-related assets, including (1) equity securities such as common stocks, preferred stocks and convertible preferred securities of public or private real estate companies such as other REITs and other real estate operating companies, (2) debt securities such as commercial mortgages, mortgage loan participants, commercial mortgage-backed securities and debt securities issued by other real estate companies, (3) mezzanine loans bridge loans and certain other non-U.S. dollar denominated securities and (4) commercial property types other than office.

The Company intends to elect to be taxed as a real estate investment trust (“REIT”) under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ending December 31, 2017. As of December 31, 2017, our portfolio was comprised of commercial real estate properties with total real estate assets of $35,933,476 that, in the opinion of our Manager, meet our investment criteria and objectives.

SW Manager, LLC is our manager and a wholly-owned subsidiary of our Sponsor. Our Manager makes all of our investment decisions, manages the day-to-day operations and our portfolio of commercial real estate assets, and has the authority to make all of the decisions regarding our investments, subject to the limitations contained in our management agreement (the “Management Agreement”). Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf through a support agreement between our Manager and our Sponsor, whereby our Sponsor provides our Manager with the personnel, services and resources necessary for our Manager to perform its obligations and responsibilities under the Management Agreement.

The Company is offering a maximum of up to $50 million in shares of Common Stock on a “best efforts maximum” basis. As of December 31, 2017, the Company is selling its shares of Common Stock directly to investors at a purchase price of $10.00 per share. The minimum investment in shares is $1,000. As of December 31, 2017, the Company has raised approximately $823,450 in capital (not including the $75,000 in private placements to our Sponsor). As of the date of this Annual Report, the Company has raised a total of $1,274,100 in capital (not including the $75,000 in private placements to our Sponsor).

As of December 31, 2017, the Company owned one property consisting of Laumeier I, II, and IV (“Laumeier”). Laumeier is located in the Laumeier Office Park, a premier office location in St. Louis’s South County submarket. Laumeier comprises three of the four buildings in the Laumeier Office Park, and totals 290,925 rentable square feet. Tenants of Laumeier include Panera Bread Company (headquarters), New Balance (regional headquarters), AMN Healthcare and Regus.

Employees

As of December 31, 2017, no employees are currently employed by the Company.

Segments

The Company invests in multi-tenant income-producing office properties. The Company’s real estate properties are expected to exhibit similar long-term financial performance and have similar economic characteristics to each other. As of December 31, 2017, and December 31, 2016, the Company aggregated its investments in real estate into one reportable segment.

Investment Strategy

The Company intends to use substantially all of the proceeds from the Offering to acquire, manage, operate, selectively leverage and opportunistically sell primarily office properties. The Company intends to acquire and operate real estate and real estate-related assets on an opportunistic basis. Our Sponsor’s management team has extensive experience investing in numerous types of properties, but our primary focus will be on office acquisitions. These properties will be located throughout the U.S. and will be primarily existing, income-producing properties with the potential for long term capital appreciation.

In executing on our business strategy, we believe that we will benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as a fund manager. These competitive advantages include:

●	Our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and manage portfolio assets;

●	Our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire;

●	Our Sponsor’s acquisition experience, which includes seeking, underwriting and evaluating real estate deals in every major asset class and various locations within the U.S., and in a variety of market conditions; and

●	Our Sponsor’s asset management experience, which includes actively monitoring each investment through critical property management, leasing, renovation and disposition activities.

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To execute our disciplined investment approach, a team of our Sponsor’s real estate professionals take responsibility for the business plan of each investment. The following practices summarize our investment approach:

●	Market Research – The investment team completes exhaustive market diligence on demographics, employment drivers, competing properties, and capital market activity.

●	Physical Research – The investment team engages third-party property condition, environmental, zoning and code compliance, and building systems assessments to identify prospective investment deferred maintenance items and to validate capital requirement assumptions.

●	Underwriting Discipline – The Company follows a tightly controlled and managed process to examine all elements of a potential investment, including, with respect to real property, its location, income-producing capacity, prospects for appreciation, potential for principal loss, income tax considerations and liquidity. Only those assets meeting our investment criteria will be accepted for inclusion in our portfolio. In an effort to keep an asset in compliance with those standards, the underwriting team remains involved through the investment life cycle of the asset and consults with the other internal professionals responsible for the asset.

●	Asset Management – Prior to the purchase of an individual asset or portfolio, the Manager’s acquisition team works in tandem with the asset management team to develop an asset business strategy. This is a forecast of the action items to be taken and the capital needed to implement the contemplated business plan in an attempt to achieve the anticipated returns. The Company reviews asset business strategies regularly to anticipate changes or opportunities in the market during a given phase of a real estate cycle. We have designed this process to allow for realistic yet aggressive enhancement of value throughout the investment period.

Investment Objectives

Our investment objectives are:

●	to achieve attractive cash yields with the potential for capital appreciation;

●	to grow net cash from operations so more cash is available for dividends to investors;

●	to preserve and to protect stockholder’s capital.

There is no assurance that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager, and our Manager’s investment committee, will have substantial discretion with respect to the selection of specific investments, the management of our portfolio and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our stockholders.

The Company believes that successful real estate investment requires the implementation of strategies that permit favorable purchases and originations, effective asset management and timely disposition of those assets. As such, we have developed a disciplined investment approach that combines the experience of its team of real estate professionals with a structure that emphasizes thorough market research, stringent underwriting standards and an extensive down-side analysis of the risks of each investment. The approach also includes active and aggressive management of each asset acquired.

The Company believes that active management is critical to creating value. The Company will continually re-evaluate the exit strategy of each asset in response to the performance of the individual asset, market conditions and our overall portfolio objectives to determine the optimal time to sell or refinance the asset.

Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. The Company competes with many other entities engaged in real estate investment activities, including individuals, corporations, insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities, many of which have greater financial resources and lower costs of capital available to them than the Company has. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per investment and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than the Company is, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that the Company will compete effectively or that the Company will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

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Risk Factors

The Company faces risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on September 13, 2017, as amended and/or supplemented from time to time (the “Offering Circular”). the Offering Circular may be accessed here. The Offering Circular may be updated from time to time with future filings under Regulation A. In addition, new risks may emerge at any time and the Company cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our shares of Common Stock.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results

The following discussion and analysis of our financial condition and results of our operations should be read together with our consolidated financial statements and related notes appearing at the end of this Annual Report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled “Risk Factors” as disclosed in our Offering Circular, as amended or supplemented from time to time.

Overview

1st stREIT Office Inc., is a Maryland corporation formed to originate, invest in, and manage a portfolio of primarily office properties. The Company expects to use substantially all of the net proceeds from our offering to originate, acquire and structure a diversified portfolio of commercial real estate properties. The Company is externally managed by SW Manager, LLC, our Manager. On May 31, 2017 (the “Transaction Date”), the Company commenced operations upon the completion of the Company’s initial acquisition. See “Laumeier Transaction” and “Laumeier Properties” below in the notes to the consolidated financial statements for a description of the transaction.

As of December 31, 2017, we have raised approximately $823,450 in capital (not including the $75,000 in private placements to our Sponsor). The Company has adopted a quarterly stockholder redemption plan whereby, subject to certain restrictions and limitations, stockholders may be provided the opportunity to have their shares of Common Stock redeemed by the Company. See “Redeemable Common Stock” below in the notes to the consolidated financial statements for a description of the plan. As of the date of this Annual Report, the Company has raised a total of $1,274,100 in capital (not including the $75,000 in private placements to our Sponsor).

The Company plans to invest primarily in office properties and these properties will be located throughout the U.S. and will be primarily existing, income-producing properties with the potential for long term capital appreciation.

The Company has operated in a manner intended to allow it qualify as a REIT for federal income tax purposes beginning with the year ended December 31, 2017.

Liquidity and Capital Resources

The Company proceeds from shares of Common Stock sold in the Offering have been, and will continue to be, primarily for (i) property acquisitions; (ii) capital expenditures; and (iii) principal payments from its outstanding indebtedness. Our liquidity needs to acquire real estate and other real estate investments will be funded primarily from the sale of our shares, and from debt proceeds.

The percentage of leverage we employ will vary depending on our available capital, our ability to obtain and access financing arrangements with lenders, debt restrictions contained in those financing arrangements and the lenders’ and rating agencies’ estimate of the stability of our investment portfolio’s cash flow. Our targeted portfolio-wide leverage, after we have acquired a substantial portfolio, is between 40-60% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the period when we are acquiring our initial portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the interim portfolio) in order to quickly build a diversified portfolio of assets.

Our Manager may from time to time modify our leverage policy in its discretion. Incurring substantial debt could subject us to many risks that, if realized, would materially and adversely affect us, including the risk that:

•	our cash flow from operations may be insufficient to make required payments of principal of and interest on the debt or we may fail to comply with all of the other covenants contained in the debt, which is likely to result in (a) acceleration of such debt (and any other debt containing a cross-default or cross-acceleration provision) that we may be unable to repay from internal funds or to refinance on favorable terms, or at all, (b) our inability to borrow unused amounts under our financing arrangements, even if we are current in payments on borrowings under those arrangements or pay dividends of excess cash flow held in reserve by such financing sources, and/or (c) the loss of some or all of our assets to foreclosure or sale;

•	our debt may increase our vulnerability to adverse economic and industry conditions with no assurance that investment yields will increase with higher financing costs;

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•	we may be required to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, future business opportunities, stockholder dividends or other purposes; and

•	we may not be able to refinance debt that matures prior to the investment it was used to finance on favorable terms, or at all, and more broadly, there can be no assurance that a leveraging strategy will be successful.

Debt financings for acquisitions and investments may be obtained at the time an asset is acquired or an investment is made or at such later time as determined to be appropriate. In addition, debt financing may be used from time to time for property improvements, lease inducements, tenant improvements and other working capital needs, including the payment of dividends.

The Company has filed a post-qualification amendment (“PQA”) to its Offering Circular in connection with the establishment of a dividend reinvestment plan (the “Plan”) that will permit stockholders who elect to participate in the Plan to have their cash dividends reinvested in additional shares of our Common Stock. If the PQA is qualified by the SEC and the Company moves forward with the Plan, whenever the Company declares a cash dividend or other distribution, our stockholders who have elected to participate in the Plan will have their cash distribution reinvested in additional shares of Common Stock at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges, rather than receiving the cash distribution. Stockholders who do not participate in the plan will continue to receive cash dividends as declared.

In addition, as part of the Plan existing stockholders will have the opportunity to make a direct stock purchase of additional shares of Common Stock, whereby such stockholders will be able to purchase additional shares directly from the Company utilizing a streamlined onboarding process.

Stockholders will not be able to acquire shares of Common Stock under the Plan to the extent that such acquisition would cause such stockholder to exceed the ownership limits set forth in the Company’s charter (or the ownership limits set forth in any waiver agreements entered into with a stockholder. Specifically, to help ensure that the Company will retain the ability to qualify as a REIT, the Company will restrict any stockholder from acquiring, directly or indirectly, beneficial or constructive ownership of more than 9.8% by value or number of shares, whichever is more restrictive, of the Company’s outstanding capital stock; unless the Company’s Board of Directors has agreed to waiver the 9.8% ownership limitations with respect to a particular stockholder in which case the Company will restrict such stockholder from acquiring, directly or indirectly, beneficial or constructive ownership of the Company’s shares in violations of the ownership limits set forth in such stockholder’s waiver agreement.

We expect to declare and pay dividends on a quarterly basis, or more or less frequently as advised by our Manager, in arrears, based on a record date that is currently expected to be 25th day of the last month of the applicable quarter for which a dividend has been declared. Any dividends we make will be following consultation with our Manager, and will be based on, among other factors, our present and reasonably projected future cash flow. We will set the rate of dividends at a level that will be reasonably consistent and sustainable over time. We have not established a minimum distribution level, and our charter does not require that we pay dividends to our stockholders.

Through December 31, 2017, we declared an aggregate of three distributions (one of which took place prior to the commencement of the Offering) with a weighted average annualized yield of 10%. In March 2018 we declared a fourth distribution that annualized to the same yield, which was paid in April 2018. See “Financial Statements – Subsequent Events – Additional Distributions” for more information.

The source of the capital for the distributions made as of December 31, 2017 has been 100% from cash flow from operations. Generally, our policy will be to pay dividends from cash flow from operations. During our offering stage, when we may raise capital in the Offering more quickly than we acquire income-producing assets, and for some period after our offering stage, we may not be able to pay dividends solely from our cash flow from operations. Further, because we may receive property income or other revenue at various times during our fiscal year and because we may need cash flow from operations during a particular period to fund capital expenditures and other expenses, we expect that at least during the early stages of our development and from time to time during our operational stage, we will declare dividends in anticipation of cash flow that we expect to receive during a later period and we will pay these dividends in advance of our actual receipt of these funds. In these instances, we expect to look to third party borrowings or lines of credit to fund our dividends. We may also fund such dividends from the sale of assets or other investments. Our charter permits us to pay dividends from any source, including offering proceeds (inclusive of proceeds from sales of shares under a Plan) or borrowings (which may constitute a return of capital), and our charter does not limit the amount of funds we may use from any source to pay such dividends. If we pay dividends from sources other than our cash flow from operations, we will have less funds available for investment in properties and other assets.

If we elect to qualify as a REIT, in order to maintain our qualification as a REIT, we must make aggregate annual dividends to our stockholders of at least 90% of our REIT taxable income (which is computed without regard to the dividends-paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). If we meet the REIT qualification requirements, we generally will not be subject to U.S. federal income tax on the income that we distribute to our stockholders each year. See “U.S. Federal Income Tax Considerations – Requirements for Qualification – Annual Distribution Requirements.” Our Board of Directors may authorize dividends in excess of those required for us to maintain REIT status depending on our financial condition and such other factors as our Board of Directors deems relevant.

Office properties can be difficult to lease to new tenants, should the current tenant terminate or choose not to renew its lease. These properties generally have received significant tenant-specific improvements and only very specific tenants may be able to use such improvements, making the properties very difficult to re-lease in their current condition. Additionally, an interested tenant may demand that, as a condition of executing a lease for the property, we finance and construct significant improvements so that the tenant could use the property. This expense may decrease cash available for distribution, as we likely would have to (i) pay for the improvements up-front or (ii) finance the improvements at potentially unattractive terms.

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Cash Flows from Operating Assets

As of December 31, 2017, we owned three adjacent office properties in the state of Missouri (the “Laumeier Properties”). During the year ended December 31, 2017, net cash flow from operating activities was $2,724,920. We are expecting cash flows from operating activities to increase in future periods as a result of future acquisitions of real estate.

Cash Flows from Investing Activities

Net cash used in Investing Activities was $(909,610) for the year ended December 31, 2017, and consisted of the following:

•	$(740,844) for additions to real estate investments
•	$(168,766) for payment of leasing costs

Cash Flows from Financing Activities

Net cash used by financing activities was $(1,252,599) for the year ended December 31, 2017, and consisted of the following:

•	$24,600,000 Proceeds from secured note payable

•	$(22,911,233) Repayments of principal of secured notes payable

•	$897,450 Proceeds from issuance of Common Stock

•	$(12,044) Payments of stock offering costs

•	$34,950 Proceeds from prospective investors

•	$(1,875) Dividends paid on Common Stock

•	$20,729,938 Contributions from noncontrolling interests

•	$(24,094,166) Distributions to noncontrolling interests

•	$(495,619) Payments of deferred financing costs

Results of Operations

The SEC qualified our offering statement for the Offering effective on September 13, 2017. Our results of operations as of December 31, 2017 are not indicative of those expected in future periods as we commenced our operations on May 31, 2017 in connection with our initial property acquisition. During the period from November 9, 2016 to May 30, 2017 the acquired real estate properties were held under common control. GAAP requires transfers of property under common control to be presented as of the earliest period presented. It was determined that the Laumeier Properties were under common control for the period November 9, 2016 (inception) through the Transaction Date, thus the Laumeier Transaction was recorded as a change in reporting entity (rather than a sale of the Laumeier Properties and purchase of OP Units). These consolidated financial statements reflect the inherited net assets and results of operations from the Sponsor Affiliate Entities as of November 9, 2016 and for the period November 9, 2016 (inception) through the Transaction Date.

Total revenue, which includes rental income, tenant reimbursements, and other income, increased $6,132,656 for the period from November 9, 2016 to December 31, 2016 (“2016”) to $7,065,914 for the year ended December 31, 2017 (“2017”). Operations and maintenance increased $1,266,352 from 2016 to $1,473,306 for 2017. Real estate taxes and insurance increased $975,361 from 2016 to $1,101,834 for 2017. Property management fees increased $151,821 from 2016 to $194,004 for 2017. General and administrative increased $538,040 from 2016 to $550,549 for 2017. Asset management fees increased $227,122 from 2016 to $231,181 for 2017. Depreciation and amortization increased $2,000,062 from 2016 to $2,366,617 for 2017. Net interest expenses increased $1,243,401 from 2016 to $1,344,671 for 2017.

We expect that rental income, tenant reimbursements, other income, operations and maintenance, real estate and insurance, property management fees, general and administrative, asset management fees, depreciation and amortization, and net interest expenses will increase in future periods as we acquire more real estate properties.

Outlook and Recent Trends

The Company believes that the near and intermediate-term market for investment in select commercial real estate properties is compelling from a risk-return perspective. We believe that our investment strategy, combined with the experience and expertise of our Manager’s management team, will provide opportunities to originate investments with attractive long-term equity returns.

For more information regarding market conditions, please see “Investment Objectives and Strategy” in our Offering Circular that can be found here.

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Item 3. Directors and Officers

Our Manager

The Company operates under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. Our Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

The Company follows investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular, which may be accessed here unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our operating agreement and the Management Agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our stockholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities. The Manager is subject to the supervision and direction of our Board of Directors.

Executive Officers and Directors

We have provided below certain information about our directors and executive officers.

Name	Age	Position Held
Jeffrey Karsh	30	Director, Chief Executive Officer
Eliot Bencuya	36	Director, Chief Investment Officer
Joseph Kessel	36	Director, Chief Operating Officer

•	Jeffrey Karsh. Mr. Karsh serves as Chief Executive Officer of our Manager and has served as a partner of our Sponsor since co-founding it in April 2013. Mr. Karsh also serves as a member of our Manager’s investment committee. Prior to forming our Sponsor, Mr. Karsh served on the acquisitions team at Canyon Capital Realty Advisors and the Canyon-Johnson Urban Funds, where he was responsible for underwriting, structuring and executing value-add and opportunistic transactions. He holds a Bachelor of Arts degree in Political Science from the University of Pennsylvania. Mr. Karsh is a member of ULI, CREW LA, and the Real Estate & Construction division of the Jewish Federation of Greater Los Angeles.

•	Eliot Bencuya. Mr. Bencuya serves as Chief Investment Officer of our Manager and has served as a partner of our Sponsor since co-founding it in April 2013. Mr. Bencuya also serves as a member of our Manager’s investment committee. Mr. Bencuya has extensive experience identifying, underwriting, and executing real estate investments. Prior to forming our Sponsor, he was a Vice President of Acquisitions for Canyon Capital Realty Advisors and the Canyon-Johnson Urban Funds, where he was responsible for originating, underwriting, structuring and executing transactions in the Pacific Northwest, Northern California and Midwest regions. Mr. Bencuya also held positions at Sovereign Investment Company and the investment banking division of Merrill Lynch & Co. He holds a Bachelor of Arts degree in Economics and International Studies from Yale University, and a Masters of Business Administration degree from the Haas School of Business at the University of California, Berkeley. Mr. Bencuya is a member of ULI.

•	Joseph Kessel. Mr. Kessel serves as Chief Operating Officer of our Manager and has served as a partner of our Sponsor since co-founding it in April 2013. Mr. Kessel also serves as a member of our Manager’s investment committee. Mr. Kessel has experience in all facets of real estate investment, including acquisition, disposition, asset management, and portfolio management. Prior to forming our Sponsor, Mr. Kessel was a Vice President of Asset Management for Canyon Capital Realty Advisors and the Canyon-Johnson Urban Funds, where he managed a portfolio of value-add and opportunistic investments across all property types. Before joining Canyon, Mr. Kessel was an Associate at CenterSquare Investment Management (formerly Urdang) responsible for coordinating all underwriting, due diligence and documentation of core and value-add investments across all major property types. He holds a Bachelor of Science degree from The Wharton School (Magna Cum Laude, Real Estate) and a Bachelor of Arts degree from The College of Arts and Sciences (Magna Cum Laude, International Relations) at the University of Pennsylvania. Mr. Kessel is a member of ULI and IMN.

10

Compensation of Executive Officers

The Company does not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us. Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for his or her services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although the Company indirectly bears some of the costs of the compensation paid to these individuals, through fees we pay to our Manager, we do not currently pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular here.

Item 4. Security Ownership and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of our Common Stock and shares of our Common Stock into which OP Units are exchangeable, as of December 31, 2017 for each person or group that holds more than 10% of our Common Stock or combined outstanding Common Stock and OP Units, for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Unless otherwise indicated below, each person or entity has an address in care of our principal executive offices at 11601 Wilshire Boulevard Los Angeles, CA 90025.

	Common Stock				Common Stock and OP Units
Name of Beneficial Owner(1,4)	Number of Shares Beneficially Owned		Percentage of All Shares		Number of Shares and OP Units Beneficially Owned	Percent of All Shares and OP Units(2)

10% Stockholders:
Bruce Karsh	—		*	%	1,997,615	92.49%
Michael Karsh	25,000		27.83%		25,000	1.16%

Executive Officers and Directors:
Eliot Bencuya	7,500	[3]	8.35	%(3)	7,500	*
Jeffrey Karsh	7,500	[3]	8.35	%(3)	7,500	*
Joseph Kessel	7,500	[3]	8.35	%(3)	7,500	*

All directors and executive officers of our Sponsor as a group (3 persons)	7,500	[3]	8.35	%(3)	7,500	*

* Represents less than 1.0%

1 Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person, directly or indirectly, has or shares “voting power,” which includes the power to vote, or to direct the voting of, such security, and/or “investment power,” which includes the power to dispose, or to direct the disposition of, such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

2 Through December 31, 2017, the total number of outstanding OP Units equaled 2,159,845 units.

3 None of these shares of Common Stock are owned of record; all 7,500 shares of Common Stock are owned of record by the Sponsor, which is equally beneficially owned and controlled by each of the Executive Officers and Directors of the Company.

4 As of the date of this Annual Report, the Company has issued after December 31, 2017 an additional 45,065 shares related to the Company’s current offering bringing the total shares issued as of the date of this Annual Report up to 134,910, none of which were issued to any of the Beneficial Owners listed above. The additional share issuances has reduced the Percentage of All Shares of Common Stock beneficially owned by Michael Karsh, Eliot Bencuya, Jeffrey Karsh, and Joseph Kessel to 18.53%, 5.56%, 5.56%, and 5.56%, respectively (and all directors and executive offices of our Sponsor to 5.56%). Similarly, the additional share issuances has reduced the Percentage of All Shares and OP Units owned by Bruce Karsh and Michael Karsh to 90.60% and 1.13%, respectively.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see “Related Party Transactions” in Item 7 “Financial Statements” below.

Item 6. Other Information

None.

11

Item 7. Financial Statements

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF 1st stREIT OFFICE INC.

Independent Auditor’s Report	F-1

Consolidated Balance Sheets as of December 31, 2017 (audited) and December 31, 2016 (audited)	F-2

Consolidated Statements of Operations for the Year Ended December 31, 2017 (audited) and for the Period November 9, 2016 (inception) through December 31, 2016 (audited)	F-3

Consolidated Statements of Stockholders’ Equity for the Year Ended December 31, 2017 (audited) and for the Period November 9, 2016 (inception) through December 31, 2016 (audited)	F-4

Consolidated Statements of Cash Flows for the Year Ended December 31, 2017 (audited) and for the Period November 9, 2016 (inception) through December 31, 2016 (audited)	F-5 to 6

Notes to Consolidated Financial Statements	F-7 to 22

12

Independent Auditor’s Report

Board of Directors

1st stREIT Office Inc.

Los Angeles, California

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of 1st stREIT Office Inc. and its subsidiaries, which comprise the consolidated balance sheets as of December 31, 2017 and 2016, the related consolidated statements of operations, changes in stockholders’ equity, and cash flows for the year ended December 31, 2017, and the period from November 9, 2016, through December 31, 2016, and the related notes to the consolidated financial statements (collectively, the financial statements).

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1st stREIT Office Inc. and its subsidiaries as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the year ended December 31, 2017, and the period from November 9, 2016, through December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

Los Angeles, California

April 16, 2018

THE POWER OF BEING UNDERSTOOD

AUDIT | TAX | CONSULTING

RSM US LLP is the U.S. member firm of RSM International, a global network of Independent audit, tax, and consulting firms. Visit rsmus.com/aboutus for more information regarding RSM US LLP and RSM International.

F-1

1st stREIT Office Inc. and Subsidiaries

Consolidated Balance Sheets

	December 31, 2017	December 31, 2016
Assets
Real estate:
Land	$4,109,646	$4,066,337
Buildings and improvements	25,827,350	25,146,211
Tenant origination and absorption costs	5,996,480	5,827,714
Total real estate	35,933,476	35,040,262
Less: accumulated depreciation and amortization	(9,760,844)	(7,395,940)
Real estate, net	26,172,632	27,644,322

Cash and cash equivalents	2,489,665	1,333,566
Restricted cash	160,173	753,561
Rents and other receivables, net	1,277,339	1,212,383
Other assets, net	75,174	94,852
Above-market leases, net	928	3,156
Hedging instrument, net	-	20,120
Due from affiliate	9,271	4,520
Total assets	$30,185,182	$31,066,480

Liabilities and stockholders' equity
Liabilities:
Secured notes payable, net	$24,133,425	$22,769,766
Accounts payable and accrued expenses	888,517	259,418
Unearned tenant rents	448,433	432,399
Security and investor deposits	190,410	170,460
Below-market leases, net	78,653	95,669
Due to affiliate	430,763	-
Total liabilities	26,170,201	23,727,712

Commitment and contingencies (Note 8)

Stockholders' equity:
Common Stock, $0.01 par value, 900,000,000 shares authorized, 89,845 and 100 shares issued and outstanding as of December 31, 2017 and December 31, 2016, respectively	898	1
Additional paid-in capital	872,848	999
Cumulative distributions and net loss	(730,457)	-
Noncontrolling interests	3,871,692	7,337,768
Total stockholders' equity	4,014,981	7,338,768
Total liabilities and stockholders' equity	$30,185,182	$31,066,480

(See accompanying notes to the consolidated financial statements)

F-2

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Operations

	Year Ended December 31, 2017	For the Period November 9, 2016 (inception) through December 31, 2016
Revenue:
Rental income	$6,574,325	$867,523
Tenant reimbursements	412,376	40,405
Other income	79,213	25,330
Total revenue	7,065,914	933,258

Expenses:
Operations and maintenance	1,473,306	206,954
Real estate taxes and insurance	1,101,834	126,473
Property management fees	194,004	42,183
General and administrative	550,549	12,509
Asset management fees to affiliate	231,181	4,059
Depreciation and amortization	2,366,617	366,555
Interest expense, net	1,344,671	101,270
Total expenses	7,262,162	860,003

Other income (expenses):
Unrealized (loss)/gain on hedging instrument	(16,620)	11,804
Total other income (expenses), net	(16,620)	11,804

Net (loss) income	(212,868)	85,059

Less: Income attributable to noncontrolling interests	(493,253)	(85,059)

Net loss attributable to 1st stREIT Office Inc.	$(706,121)	$-

Basic and diluted loss per share of Common Stock	$(39.68)	$-

Weighted average shares of Common Stock outstanding – basic and diluted	17,795	-

(See accompanying notes to the consolidated financial statements)

F-3

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Stockholders' Equity

For the Year Ended December 31, 2017 and for the Period November 9, 2016 (inception) through December 31, 2016

	Common Stock
	Number of Shares	Amount	Additional Paid-In Capital	Cumulative Distributions and Net Loss	Noncontrolling Interests	Total
Balance at November 9, 2016	-	$-	$-	$-	$7,352,709	$7,352,709
Proceeds from issuance of Common Stock	100	1	999	-	-	1,000
Distributions to noncontrolling interests	-	-	-	-	(100,000)	(100,000)
Net income attributable to noncontrolling interests	-	-	-	-	85,059	85,059
Balance at December 31, 2016	100	1	999	-	7,337,768	7,338,768
Proceeds from issuance of Common Stock	89,745	897	896,553	-	-	897,450
Offering costs	-	-	(24,704)	-	-	(24,704)
Contributions from noncontrolling interests	-	-	-	-	20,729,938	20,729,938
Distributions to noncontrolling interests	-	-	-	-	(24,611,666)	(24,611,666)
Distributions of net assets to noncontrolling interests	-	-	-	-	(77,601)	(77,601)
Dividends declared on Common Stock	-	-	-	(24,336)	-	(24,336)
Net loss	-	-	-	(706,121)	-	(706,121)
Net income attributable to noncontrolling interests	-	-	-	-	493,253	493,253
Balance at December 31, 2017	89,845	$898	$872,848	$(730,457)	$3,871,692	$4,014,981

(See accompanying notes to the consolidated financial statements)

F-4

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Cash Flows

	Year Ended December 31, 2017	For the Period November 9, 2016 (inception) through December 31, 2016
Cash flows from operating activities:
Net (loss) income	$(212,868)	$85,059
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Unrealized loss/(gain) on hedging instrument	16,620	(11,804)
Straight-line rents	(67,635)	-
Depreciation	1,775,661	264,807
Amortization of in-place leases	478,310	88,324
Amortization of leasing commissions and legal costs	112,646	13,424
Amortization of above-market rents included in rental income	2,228	323
Amortization of below-market rents included in rental income	(17,016)	(3,853)
Amortization of deferred loan fees included in interest expense	170,511	10,606
Changes in net assets and liabilities:
Rents and other receivables, net	(13,917)	49,357
Other assets, net	(57,167)	10,563
Due from affiliate	(6,298)	-
Accounts payable and accrued expenses	124,708	(847,051)
Unearned tenant rents	16,034	-
Security deposits	(15,000)	(12,581)
Due to affiliate	418,103	-
Net cash provided by (used in) operating activities	2,724,920	(352,826)

Cash flows from investing activities:
Additions to real estate investments	(740,844)	(278,881)
Payment of leasing costs	(168,766)	(8,937)
Net cash (used in) investing activities	(909,610)	(287,818)

Cash flows from financing activities:
Proceeds from secured notes payable	24,600,000	-
Principal repayments of secured notes payable	(22,911,233)	(60,949)
Proceeds from unsecured affiliate note payable	20,700,000	-
Principal repayments of unsecured affiliate note payable	(20,700,000)	-
Proceeds from prospective investors	34,950	-
Proceeds from issuance of Common Stock	897,450	1,000
Payments of stock offering costs	(12,044)	-
Dividends paid on Common Stock	(1,875)	-
Contributions from noncontrolling interests	20,729,938	-
Distributions to noncontrolling interests	(24,094,166)	(100,000)
Payments of deferred financing cost	(495,619)	-
Net cash (used in) financing activities	(1,252,599)	(159,949)

Net increase (decrease) in cash, cash equivalents and restricted cash	562,711	(800,593)
Cash, cash equivalents and restricted cash at beginning of period	2,087,127	2,887,720
Cash, cash equivalents and restricted cash at end of period	$2,649,838	$2,087,127

Cash and cash equivalents	$2,489,665	$1,333,566
Restricted cash	160,173	753,561
Total cash, cash equivalents and restricted cash	$2,649,838	$2,087,127

(See accompanying notes to the consolidated financial statements)

F-5

1st stREIT Office Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(Continued)

	Year Ended December 31, 2017	For the Period November 9, 2016 (inception) through December 31, 2016

Supplemental disclosure of cash flow information
Cash paid for interest	$946,321	$90,664
Cash paid for prepayment premium included in interest expense	$227,839	$-

Supplemental disclosure of noncash investment and financing activities:
Additions to real estate investments included in accounts payable and accrued expenses	$130,320	$-
Distributions to noncontrolling interest included in accounts payable and accrued expenses	$517,500	$-
Dividends declared on Common Stock included in accounts payable and accrued expenses	$22,461	$-
Common Stock offering costs included in accounts payable and accrued expenses	$12,660	$-
Accounts payable and accrued expenses included in additions to real estate investments	$-	$33,165

Net assets distributed from Sponsor Affiliate Entities to noncontrolling interests
Rents and other receivables, net	$16,596	$-
Due from affiliates	1,547	-
Hedging instrument, net	3,500	-
Other assets, net	75,132	-
Accounts payable and accrued expenses	(19,174)	-
	$77,601	$-

(See accompanying notes to the consolidated financial statements)

F-6

1st stREIT Office Inc. and Subsidiaries

Notes to Consolidated Financial Statements

December 31, 2017

1.	Organization and Nature of Business

Formation

1st stREIT Office Inc., a Maryland corporation, was formed on November 9, 2016 (inception) pursuant to its Charter. The Company intends to elect to be taxed as a real estate investment trust (“REIT”) for the year ending December 31, 2017. The Company’s Charter authorizes the issuance of 1,000,000,000 shares of capital stock, of which 900,000,000 shares are designated as shares of common stock, $0.01 par value per share, (“Common Stock”) and 100,000,000 shares designated as preferred stock (“Preferred Stock”). As of December 31, 2017, the Company had not issued any Preferred Stock.

The Company is offering a maximum of up to $50 million in shares of its Common Stock on a “best efforts maximum” basis. As of December 31, 2017, the Company is selling its Common Stock directly to investors at a purchase price of $10.00 per share. The minimum investment in shares of Common Stock is $1,000.

The Company was organized primarily to originate, invest in and manage a portfolio of primarily office properties. The Company may also invest, to a limited extent, in real estate-related assets, including (1) equity securities such as common stocks, preferred stocks and convertible preferred securities of public or private real estate companies such as other REITs and other real estate operating companies, (2) debt securities such as commercial mortgages, mortgage loan participations, commercial mortgage-backed securities and debt securities issued by other real estate companies, (3) mezzanine loans, bridge loans and certain non-U.S. dollar denominated securities and (4) commercial property types other than office properties.

The Company will hold its investments through 1st stREIT Office Operating Partnership LP (the “Operating Partnership”) and the Operating Partnership’s special purpose wholly-owned limited liability companies, some of which may have rights to receive preferred economic returns. The Operating Partnership was formed on February 22, 2017 whereby the Company was the sole general partner of, and at such time owned a 99.0% partnership interest in the Operating Partnership. A wholly owned subsidiary of the Company, 1st stREIT Office Limited Partner LLC (the “Initial LP”) formed on February 22, 2017, owned the remaining 1.0% interest in the Operating Partnership as its initial limited partner.

The business affairs of the Company are managed by or under the direction of the Company’s Board of Directors. Subject to certain restrictions and limitations, SW Manager, LLC, an affiliate of the Company, was engaged by the Board of Directors to manage the Company pursuant to a management agreement effective June 22, 2017. The Manager is wholly owned by the Company’s sponsor, Tryperion Partners, LLC (the “Sponsor”) which provides asset management, marketing, investor relations and other administrative services on the Company’s behalf. through a support agreement between the Manager and the Sponsor, wherein the Sponsor provides the Manager with the personnel, services and resources necessary for the Manager to perform its obligations and responsibilities under the Management Agreement. On December 13, 2016, the Company issued 100 shares of Common Stock for $1,000 in a private placement to the Sponsor.

Laumeier Transaction

On April 13, 2017, management formed three special purpose entities wholly owned by the Operating Partnership (“1SO Laumeier I LLC”, “1SO Laumeier II LLC” and “1SO Laumeier IV LLC” collectively referred to as “Laumeier Entities”).

On May 30, 2017, an unsecured affiliate note payable (“Affiliate Note Payable”) was issued by the Sponsor to the Operating Partnership in the amount of $20,700,000.

On May 31, 2017 (the “Transaction Date”), the Laumeier Entities each respectively purchased three office properties (“Laumeier I”, “Laumeier II” and “Laumeier IV” collectively referred to as the “Laumeier Properties”) located in St. Louis, Missouri from three affiliate investment entities (“TREF I Laumeier I LLC”, “TREF I Laumeier II LLC” and “TREF I Laumeier IV LLC” collectively referred to as “Sponsor Affiliate Entities”). The Sponsor Affiliate Entities were managed by an affiliate of the Sponsor, Tryperion RE Fund I Manager, LLC (“Former Manager”).

F-7

On June 22, 2017, certain investors of the Sponsor Affiliate Entities (“Reinvesting OP Partners” and, together with the the Initial LP, collectively, the “Limited Partners”) reinvested their sale proceeds received from the sale of the Laumeier Properties by purchasing limited partnership interests (“OP Units”) in the Operating Partnership. Proceeds raised from the Reinvesting OP Partners were used to fully retire the Affiliate Note Payable on June 22, 2017.

As of December 31, 2017, the Company has made cash distributions to non-controlling interests in the amount of $24,094,166 of which, $23,525,625 relates to cash distributions made by the Sponsor Affiliate Entities to their members, and the remaining $568,541 represents cash distributions to the partners from the Operating Partnership’s operations subsequent to the Company’s acquisition of the Laumeier Properties. Additionally, the Company has made non-cash distributions to non-controlling interests in the amount of $77,601 made by the Sponsor Affiliate Entities to their members. As of December 31, 2017, $517,500 of distributions to non-controlling interests are included in accounts payable and accrued expenses.

As of December 31, 2017, the Company has raised approximately $823,450 in capital (not including the $75,000 in private placements to our Sponsor, Tryperion Partners, LLC). As of December 31, 2017, the Company owns 89,845 OP Units, and the total number of outstanding OP Units was 2,159,845 giving the Company an effective ownership interest of 4.16% in the Operating Partnership. As the Company raises capital, additional OP Units will be issued to the Company.

Offering and Filings

On June 30, 2017, the Form 1-A was filed with the Securities and Exchange Commission (the “SEC”) with respect to a public offering (the “Offering”) of up to $50 million in Common Stock. The SEC declared the Offering to be qualified on September 13, 2017.

The Company plans on issuing up to 5,000,000 shares of Common Stock in the Offering in addition to the 7,500 shares of Common Stock previously issued in private placements to the Sponsor at a price per share of $10.00. The Board of Directors may increase the number of authorized shares of capital stock without stockholder approval.

As of December 31, 2017, the date of the issuance of these consolidated financial statements, the Company has not established any taxable REIT subsidiary (“TRS”) or qualified REIT subsidiary (“QRS”), though it may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on the Company’s status as a REIT.

2.	Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements have been prepared in accordance with the U.S. generally accepted accounting principles (“GAAP”) as contained within the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) and the rules and regulations of the SEC.

GAAP requires transfers of property under common control to be presented as of the earliest period presented. It was determined that the Laumeier Properties were under common control for the period November 9, 2016 (inception) through the Transaction Date thus the Laumeier transaction was recorded as a change in reporting entity (rather than a sale of the Laumeier Properties and purchase of OP Units). These consolidated financial statements reflect the inherited net assets and results of operations from the Sponsor Affiliate Entities as of November 9, 2016 and for the period November 9, 2016 (inception) through the Transaction Date.

GAAP requires any subsidiaries or affiliates under common control to be consolidated. The consolidated financial statements of the Company also include the Initial LP, the Operating Partnership and its wholly owned subsidiaries. The Operating Partnership is a variable interest entity whereby the management has determined the Company as the primary beneficiary of that entity’s operations.

All significant intercompany balances and transactions are eliminated in consolidation. Management of the Company believes all the necessary adjustments have been made to the statements of operations in order to make these financial statements not misleading.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents may include cash and short-term investments. Cash and cash equivalents are stated at cost, which approximates fair value. The Company’s cash and cash equivalents balance may exceed federally insurable limits. The Company intends to mitigate this risk by depositing funds with major financial institutions; however, these cash balances could be impacted if the underlying financial institutions fail or are subject to other adverse conditions in the financial markets.

F-8

Restricted Cash

Restricted cash is comprised of funds which are held by the lender as required per terms of the lending agreement.

Diversification and Credit Risk

The investments of the Company are concentrated in three office properties in St. Louis, Missouri. Accordingly, the investments may be subject to more rapid changes in value than would be the case if the assets of the Company were widely diversified among investments or industry sectors. Furthermore, investments in real estate are concentrated in terms of region and investment type. This lack of diversification exposes the Company to potential losses and unforeseen economic conditions that could have an adverse effect on its operations.

Management generally does not require collateral or other security from tenants, other than security deposits or letters of credit. However, since concentration of rental revenue from certain tenants exists, the inability of those tenants to make their payments could have an adverse effect on the Company.

Real Estate

Real Estate Acquisition Valuations

In accordance with ASC 805 – Business Combinations, the Company records acquisitions that meet the definition of a business as a business combination. If the acquisition does not meet the definition of a business, the Company records the acquisition as an asset acquisition. Under a business combination, all assets acquired and liabilities assumed are measured based on their acquisition-date fair values. Under asset acquisitions the costs of the assets acquired are allocated in proportion to their relative fair values on the date of acquisition. Transaction costs that are related to a business combination are charged to expense as incurred. Transaction costs that are related to an asset acquisition are capitalized as incurred.

The Company assesses the acquisition date fair values of all tangible assets, identifiable intangibles, and assumed liabilities using methods similar to those used by independent appraisers, generally utilizing a discounted cash flow analysis that applies appropriate discount and/or capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including historical operating results, known and anticipated trends, and market and economic conditions. The fair value of tangible assets of an acquired property considers the value of the property as if it were vacant.

The Company records above-market, below-market and in-place lease values for acquired properties based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in-place leases and (ii) management’s estimate of fair market lease rates for the corresponding in-place leases, measured over a period equal to the remaining noncancelable term of above-market in-place leases and for the initial term plus any extended term for any leases with below-market renewal options. The Company amortizes any recorded above-market or below-market lease values as a reduction or increase, respectively, to rental income over the remaining noncancelable terms of the respective lease, including any below-market renewal periods.

The Company estimates the value of tenant origination and absorption costs by considering the estimated carrying costs during hypothetical expected lease-up periods, considering current market conditions. In estimating carrying costs, the Company includes real estate taxes, insurance and other operating expenses and estimates of lost rentals at market rates during the expected lease up periods.

The Company amortizes the value of tenant origination and absorption costs, which includes lease commissions, legal costs and in-place leases, to depreciation and amortization expense over the remaining noncancelable term of the respective lease.

F-9

Estimates of the fair values of the tangible assets, identifiable intangibles and assumed liabilities require the Company to make significant assumptions to estimate market lease rates, property-operating expenses, carrying costs during lease-up periods, discount rates, market absorption periods, and the number of years the property will be held for investment. The use of inappropriate assumptions would result in an incorrect valuation of the Company’s acquired tangible assets, identifiable intangibles and assumed liabilities, which would impact the amount of the Company’s net income (loss).

Depreciation and Amortization

Real estate costs related to the acquisition and improvement of properties are capitalized and amortized over the expected useful life of the asset on a straight-line basis. Repair and maintenance costs include all costs that do not extend the useful life of the real estate asset and are expensed as incurred. Significant replacements and betterments are capitalized. The Company’s policy is to depreciate its assets over their estimated useful lives which generally are as follows:

Buildings	15 – 25 years
Building improvements	10 – 20 years
Land improvements	5 years
Tenant improvements	Remaining contractual lease term with consideration as to above- and below-market extension options for above- and below-market lease intangibles

Impairment of Real Estate and Related Intangible Assets and Liabilities

The Company continually monitors events and changes in circumstances that could indicate that the carrying amounts of real estate and related intangible assets may not be recoverable. When indicators of potential impairment are present that indicate that the carrying amounts of real estate and related intangible assets may not be recoverable, management assesses whether the carrying value of the assets will be recovered through the future undiscounted operating cash flows expected from the use of and eventual disposition of the property. If, based on the analysis, the Company does not believe that it will be able to recover the carrying value of the asset, the Company will record an impairment charge to the extent the carrying value exceeds the estimated fair value of the asset. For the year ended December 31, 2017, and period from November 9, 2016 through December 31, 2016, the Company did not record any impairment charges related to its real estate investments.

Revenue Recognition

The Company recognizes minimum rent, including rental abatements, lease incentives and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the related leases when collectability is reasonably assured and record amounts expected to be received in later years as deferred rent receivable, which is included in rents and other receivables on the consolidated balance sheets. If the lease provides for tenant improvements, management determines whether the tenant improvements, for accounting purposes, are owned by the tenant or by the Company. When the Company is the owner of the tenant improvements, the tenant is not considered to have taken physical possession or have control of the physical use of the leased asset until the tenant improvements are substantially completed. When the tenant is the owner of the tenant improvements, any tenant improvement allowance (including amounts that a tenant can take in the form of cash or a credit against its rent) that is funded is treated as a lease incentive and amortized as a reduction of revenue over the lease term. Tenant improvement ownership is determined based on various factors including, but not limited to:

☐	whether the lease stipulates how a tenant improvement allowance may be spent;

☐	whether the amount of a tenant improvement allowance is in excess of market rates;

☐	whether the tenant or landlord retains legal title to the improvements at the end of the lease term;

☐	whether the tenant improvements are unique to the tenant or general-purpose in nature; and

☐	whether the tenant improvements are expected to have any residual value at the end of the lease.

The Company records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred.

F-10

Rents and Other Receivables

Rents and other receivables consists of tenant receivables and straight-line rent. As of December 31, 2017, and December 31, 2016, straight-line rent was $1,259,381 and $1,191,746, respectively. Accounts receivable are reported net of an allowance for doubtful accounts. Management’s estimate of the allowance is based on historical collection experience and a review of the current status of accounts receivable. It is reasonably possible that management’s estimate of the allowance will change. As of December 31, 2017, and December 31, 2016, management estimated that no allowance is required.

Other Assets

Other assets consist of prepaid expenses, utility deposits and furniture. Furniture is recorded at cost and is depreciated over an estimated useful life of seven years. In July 2015, Laumeier II purchased $12,000 in furniture. As of December 31, 2017, accumulated depreciation for furniture was $4,266. For the year ended December 31, 2017, the depreciation expense for furniture was $1,713.

Deferred Financing Costs

Deferred financing costs represent loan fees, legal fees and other third-party costs associated with obtaining financing and are presented on the balance sheet as a direct deduction from the carrying value of the associated debt liability. These costs are amortized to interest expense over the terms of the respective financing agreements using the interest method. Unamortized deferred financing costs are generally expensed when the associated debt is refinanced or repaid before maturity unless specific rules are met that would allow for the carryover of such costs. Costs incurred in seeking financing transactions that do not close are expensed in the period in which it is determined that the financing will not close.

Hedging Instruments

The Company is exposed to fluctuations in interest rates that can affect its cost of financing, and at times, addresses this risk by entering into interest rate protection agreements. Interest rate swaps and caps are carried on the consolidated balance sheets as an asset or liability at fair value, with corresponding changes in fair value recognized to unrealized gain (loss) on hedging instruments.

Fair Value Measurements

Under GAAP, the Company is required to measure certain financial instruments at fair value on a recurring basis. In addition, the Company may be required to measure other non-financial and financial assets and liabilities at fair value on a non-recurring basis. Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The GAAP fair value framework uses a three-tiered approach. Fair value measurements are classified and disclosed in one of the following three categories:

☐	Level 1: unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities;

☐	Level 2: quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which significant inputs and significant value drivers are observable in active markets; and

☐	Level 3: prices or valuation techniques where little or no market data is available that requires inputs that are both significant to the fair value measurement and unobservable.

When available, the Company utilizes quoted market prices from independent third-party sources to determine fair value and classifies such items in Level 1 or Level 2. In instances where the market for a financial instrument is not active, regardless of the availability of a nonbinding quoted market price, observable inputs might not be relevant and could require the Company to make a significant adjustment to derive a fair value measurement. Additionally, in an inactive market, a market price quoted from an independent third party may rely more on models with inputs based on information available only to that independent third party. When the Company determines the market for a financial instrument owned by the Company to be illiquid or when market transactions for similar instruments do not appear orderly, the Company uses several valuation sources (including internal valuations, discounted cash flow analysis and quoted market prices) and establishes a fair value by assigning weights to the various valuation sources. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach.

F-11

Changes in assumptions or estimation methodologies can have a material effect on these estimated fair values. In this regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, may not be realized in an immediate settlement of the instrument.

The Company considers the following factors to be indicators of an inactive market: (i) there are few recent transactions, (ii) price quotations are not based on current information, (iii) price quotations vary substantially either over time or among market makers (for example, some brokered markets), (iv) indexes that previously were highly correlated with the fair values of the asset or liability are demonstrably uncorrelated with recent indications of fair value for that asset or liability, (v) there is a significant increase in implied liquidity risk premiums, yields, or performance indicators (such as delinquency rates or loss severities) for observed transactions or quoted prices when compared with the Company’s estimate of expected cash flows, considering all available market data about credit and other nonperformance risk for the asset or liability, (vi) there is a wide bid-ask spread or significant increase in the bid-ask spread, (vii) there is a significant decline or absence of a market for new issuances (that is, a primary market) for the asset or liability or similar assets or liabilities, and (viii) little information is released publicly (for example, a principal-to-principal market).

The Company considers the following factors to be indicators of non-orderly transactions: (i) there was not adequate exposure to the market for a period before the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets or liabilities under current market conditions, (ii) there was a usual and customary marketing period, but the seller marketed the asset or liability to a single market participant, (iii) the seller is in or near bankruptcy or receivership (that is, distressed), or the seller was required to sell to meet regulatory or legal requirements (that is, forced), and (iv) the transaction price is an outlier when compared with other recent transactions for the same or similar assets or liabilities.

Income Taxes

The Company intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such beginning with its taxable year ended December 31, 2017. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its stockholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with GAAP). As a REIT, the Company generally will not be subject to federal income tax to the extent it distributes qualifying dividends to its stockholders. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income tax on its taxable income at regular corporate income tax rates and generally will not be permitted to qualify for treatment as a REIT for federal income tax purposes for the four taxable years following the year during which qualification is lost unless the Internal Revenue Service grants the Company relief under certain statutory provisions. Such an event could materially and adversely affect the Company’s net income and net cash available for distribution to stockholders. However, the Company intends to organize and operate in such a manner as to qualify for treatment as a REIT.

Even if the Company qualifies as a REIT for U.S. federal income tax purposes, the Company may be subject to some U.S. federal, state and local taxes on its income and property, as well as U.S. federal excise taxes on undistributed income. To the extent the Company is required to pay U.S. federal, state or local taxes due to the existing laws or changes to them, it will have less cash available for distribution to its stockholders.

On December 22, 2017, H.R. 1, commonly referred to as the Tax Cuts and Jobs Act, was signed into law making significant changes to the Internal Revenue Code of 1986. While the changes in the Tax Cuts and Jobs Act generally appear to be favorable with respect to REITs, the extensive changes to non-REIT provisions in the Code may have unanticipated effects on the Company or its stockholders. As a result of the changes to U.S. federal laws implemented by the Tax Cuts and Jobs Act, the Company’s taxable income and the amount of distributions to the Company’s stockholders required to maintain REIT status, and the Company’s relative tax advantage as a REIT, may change.

As of December 31, 2017, the Company has concluded that there are no significant uncertain tax positions requiring recognition in its financial statements. Neither the Company nor its subsidiaries has been assessed interest or penalties by any major tax jurisdictions. The Company’s evaluations were performed for the tax years ended December 31, 2016. As of December 31, 2017, the return for calendar year 2016 remains subject to examination by major tax jurisdictions.

Distribution Policy

The Company intends, although is not legally obligated, to make regular quarterly distributions to holders of its shares at least at the level required to maintain REIT status unless the results of operations, general financial condition, general economic conditions or other factors inhibits the Company from doing so. Distributions are authorized at the discretion of the Company’s Board of Directors, which is directed, in substantial part, by its obligation to cause the Company to comply with the REIT requirements of the Internal Revenue Code.

The following table list the dividends declared and paid on our shares of Common Stock for the years ended December 31, 2017. The source of the capital for all distributions as of December 31, 2017 was 100% from cash flow from operations.

	Total	Amount per
Period	Amount	Share/Unit	Period Covered	Dividend Paid Date
Second Quarter 2017	$2	$0.25	April 1, 2017 to June 30, 2017	June 30, 2017
Third Quarter 2017	$1,875	$0.25	July 1, 2017 to September 30, 2017	September 29, 2017
Fourth Quarter 2017	$22,461	$0.25	October 1, 2017 to December 31, 2017	January 10, 2018

F-12

Dividends that stockholders receive, and which are not designated by the Company as capital gain dividends, will generally be taxed as ordinary income to the extent they are from current or accumulated earnings and profits. To the extent any portion of a stockholder’s distribution is not from current or accumulated earnings and profits, it will not be subject to tax immediately; it will be considered a return of capital for tax purposes and will reduce the tax basis of a stockholder’s investment (and potentially result in taxable gain upon a stockholder’s sale of the stock). Dividends that constitute a return of capital, in effect, defer a portion of a stockholder’s tax until their investment is sold or the Company is liquidated, at which time the stockholder will be taxed at capital gains rates. See the Offering Circular, which can be found here, under the headings “U.S. Federal Income Tax Considerations—Taxation of Stockholders – Taxation of Taxable Domestic Stockholders – Dividends” for an additional discussion of these rules. However, because each investor’s tax considerations are different, shareholders should also consult with their tax advisors.

Dilution

The Company’s Board of Directors may elect to (i) sell additional shares in this or future offerings; (ii) issue equity interests in private offerings; or (iii) otherwise issue additional shares of the Company’s capital stock. To the extent the Company issues additional equity interests depending upon the terms and pricing of any additional offerings, the use of the proceeds and the value of the Company’s real estate investments, stockholders may also experience dilution in the book value and fair value of their shares and in the earnings and dividends per share.

Redeemable Common Stock

The Company has adopted a stockholder redemption plan whereby, subject to certain restrictions and limitations, on a quarterly basis, stockholders may be provided the opportunity to have their shares of Common Stock redeemed by the Company. No shares can be redeemed under the stockholder redemption plan until after the first anniversary of the date of purchase of such shares by the applicable stockholder.

The purchase price for shares redeemed is based on the Company’s net asset value (“NAV”), as identified under the stockholder redemption plan, and will be as follows:

Holding Period from Date of Purchase	Redemption Price
Less than 1 year	No redemption allowed
1 year until 2 years	90.0% of NAV
2 years until 3 years	92.5% of NAV
3 years until 4 years	95.0% of NAV
4 years until 5 years	97.5% of NAV
5 years or more	100% of NAV
In the event of a stockholder’s death or complete disability	100% of NAV

In addition, the redemption price will be reduced by the aggregate sum of distributions, if any, declared on the shares subject to the redemption request with record dates during the period between the quarter-end redemption request date and the redemption date.

Because the Company’s NAV per share will be calculated at the end of each quarter, the redemption price may change between the date the Company receives the redemption request and the date on which redemption proceeds are paid. As a result, the redemption price that a stockholder will receive may be different from the redemption price on the day the redemption request is made.

The Company cannot guarantee that the funds set aside for the redemption plan will be sufficient to accommodate all requests made in any quarter. In the event that the Company does not have sufficient funds available to redeem all of the shares of Common Stock for which redemption requests have been submitted in any quarter, the Company intends to redeem shares of Common Stock on a pro rata basis on the redemption date. In addition, if the Company redeems less than all of the shares subject to a redemption request in any quarter, with respect to any unredeemed shares, stockholders can: (i) withdraw their requests for redemption; or (ii) ask that the Company honor the request in a future quarter, if any, when such redemptions can be made pursuant to the limitations of the redemption plan when sufficient funds are available. Such pending requests will be honored on a pro rata basis along with any new requests received in that future quarter. For stockholders who hold shares of Common Stock with more than one record date, redemption requests will be applied to such shares in the order in which they were purchased, on a first in first out basis.

The Company is not obligated to redeem shares of Common Stock under the redemption plan. The Company presently intends to limit the number of shares to be redeemed during any calendar year to 5.0% of the weighted average number of shares of Common Stock outstanding during the prior calendar year (or 1.25% per quarter, with excess capacity carried over to later quarters in the calendar year).

The Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without notice, to protect Company operations and remaining stockholders, to prevent an undue burden on Company liquidity, to preserve the Company’s status as a REIT, following any material decrease in the Company’s NAV, or for any other reason. The Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve the Company’s status as a REIT.

F-13

Related Party Transactions

Organizational, Offering and Related Costs

Organization and offering costs of the Company are initially being paid by the Sponsor on behalf of the Company. The Company and its stockholders, and not the Reinvesting OP Partners, anticipate reimbursing the Sponsor for organization and offering costs paid on behalf of the Company in an amount not to exceed 3% of the Common Stock value sold by the Company to the public in the Offering, which could equal up to approximately $1,500,000 if the maximum amount of Common Stock is sold. The Sponsor will be required to pay or otherwise bear any organization and offering expenses that exceed 3% of the Common Stock value sold by the Company to the public in the Offering. An affiliate of the Sponsor, SW Office I LTIP, LLC (“LTIP Office I”) will be entitled to receive Long Term Incentive Plan Units (“LTIP Units”) in the Operating Partnership with respect to any of such 3% that is not used to pay Company organization and offering expenses following the termination of the Offering. These LTIP Units are to be issued at the greater of (i) $10.00 per unit or (ii) the sum of the Company’s net asset value, divided by the number of shares of Common Stock outstanding as of the end of the prior fiscal quarter on a fully diluted basis (NAV per share).

When recorded by the Company, organization and offering costs will be charged to stockholder equity as such amounts are reimbursed to the Sponsor from the gross proceeds of the Offering.

Asset Management Fees

Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

The Company pays the Manager a quarterly asset management fee at an annualized rate of 2.00%, which, until one year after the commencement of the Offering, will be based on (i) the Company’s gross proceeds, as defined in the Management Agreement, as of the end of each fiscal quarter, plus (ii) proceeds from the issuance of units to the limited partners of the Operating Partnership (other than the Company and its wholly owned subsidiaries) as of the end of such fiscal quarter, plus (minus), (iii) and earnings (loss) through the end of such fiscal quarter, minus (iv) any distributions paid through the end of such fiscal quarter; and thereafter will be based on the Company’s NAV at the end of each prior quarter.

As compensation for asset management services, the Former Manager received a monthly asset management fee equal to 0.5% of the total amount of Gross Receipts (as defined in the property management agreements of the Laumeier Properties). (See Note 16).

Segments

The Company invests in multi-tenant income-producing office properties. The Company’s real estate properties are expected to exhibit similar long-term financial performance and have similar economic characteristics to each other. As of December 31, 2017, and December 31, 2016, the Company aggregated its investments in real estate into one reportable segment.

Per Share Data

Basic net income (loss) per share of Common Stock is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of shares of Common Stock outstanding for the period. Diluted net income (loss) per share of Common Stock is computed by dividing net income (loss) attributable to common stockholders by the sum of the weighted average number of shares of Common Stock outstanding and any potential dilutive shares for the period. Diluted earnings per share of Common Stock equals basic earnings per share of Common Stock as there were no potentially dilutive shares outstanding for the year ended December 31, 2017 and for the period November 9, 2016 (inception) through December 31, 2016.

Square Footage, Occupancy and Other Measures

Square footage, occupancy and other measures used to describe real estate investments included in the Notes to Consolidated Financial Statements are presented on an unaudited basis.

F-14

Recent Accounting Pronouncements

Consistent with the treatment for emerging growth companies under the Jumpstart Our Business Startups (JOBS) Act, the Company has elected to delay the implementation of new accounting standards to the extent such standards provide for delayed implementation by non-public business entities.

New Accounting Standards Issued and Adopted

In November 2016, the FASB issued Accounting Standards Updated 2016-18 (“ASU 2016-18”), Statement of Cash Flows: Restricted Cash, which clarifies the presentation requirements of restricted cash within the statement of cash flows. The changes in restricted cash and restricted cash equivalents during the period should be included in the beginning and ending cash and cash equivalents balance reconciliation on the statement of cash flows. When cash, cash equivalents, restricted cash or restricted cash equivalents are presented in more than one line item within the statement of financial position, an entity shall calculate a total cash amount in a narrative or tabular format that agrees to the amount shown on the statement of cash flows. Details on the nature and amounts of restricted cash should also be disclosed. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. Management elected as permitted by the standard, to early adopt ASU 2016-18 retrospectively as of January 1, 2017 and has applied it to all periods presented herein.

New Accounting Standards Issued and Not Yet Adopted

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”). ASU 2014-09 requires an entity to recognize the revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services.  ASU 2014-09 supersedes the revenue requirements in Revenue Recognition (Topic 605) and most industry-specific guidance throughout the Industry Topics of the Codification.  ASU 2014-09 does not apply to lease contracts within the scope of Leases (Topic 840).  ASU 2014-09 was to be effective for fiscal years, and interim periods within those years, beginning after December 15, 2018, and is to be applied retrospectively, with early application not permitted. Management is currently assessing the impact of this update on the presentation of these financial statements.

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all their leases, including leases embedded in other contractual arrangements, among other changes. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2018, with early adoption permitted. Management is currently assessing the impact of this update on the presentation of these financial statements.

In August 2016, the FASB issued Accounting Standards Updated 2016-15 (“ASU 2016-15”), Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which provides guidance on the presentation and classification in the statement of cash flows for specific cash receipt and payment transactions, including debt prepayment or extinguishment costs, contingent consideration payments made after a business combination, proceeds from the settlement of insurance claims and corporate owned life insurance policies, and distribution received from equity method investees. This standard is effective for fiscal years beginning after December 15, 2017, including interim periods within that reporting period. Management is currently assessing the impact of this update on the presentation of these financial statements.

In January 2017, the FASB issued Accounting Standards Update 2017-01 (“ASU 2017-01”), Business Combinations, which clarifies the definition of a business, particularly when evaluating whether transactions should be accounted for as acquisitions or dispositions of assets or businesses. The first part of the guidance provides a screen to determine when a set is not a business; the second part of the guidance provides a framework to evaluate whether both an input and a substantive process are present. The guidance will be effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2017. Early adoption is permitted for transactions that have not been reported in issued financials statements. Management is currently assessing the impact of this update on the presentation of these financial statements.

3.	Real Estate

Investments

As of December 31, 2017, the Company’s real estate portfolio consisted of three adjacent office properties in the state of Missouri. The following table provides summary information regarding the Company’s real estate as of December 31, 2017:

F-15

Property	Location	Date Acquired[1]	Property Type	Land, Buildings and Improvements	Tenant Origination and Absorption Costs	Accumulated Depreciation and Amortization	Total Investment in Real Estate Property, Net
1SO Laumeier I LLC	St. Louis, MO	11/18/2013	Office	$14,046,406	$2,736,348	$(3,792,636)	$12,990,118
1SO Laumeier II LLC	St. Louis, MO	11/18/2013	Office	10,965,949	1,939,949	(3,451,560)	9,454,338
1SO Laumeier IV LLC	St. Louis, MO	11/18/2013	Office	4,924,641	1,320,183	(2,516,648)	3,728,176
				$29,936,996	$5,996,480	$(9,760,844)	$26,172,632

1 The acquisition date represents the date the Laumeier Properties were acquired by the Sponsor Affiliate Entities. See Note 2 above for discussion of presentation of assets transferred under common control and Schedule III for summary of activity.

Revenue Concentration

As of December 31, 2017, the Company’s highest tenant concentration (greater than 10% of annualized base rent) was as follows:

		Effective	Percentage of
		Annualized	Annualized
Tenant	Property	Base Rent	Base Rent
Panera, LLC	1SO Laumeier I LLC	$2,795,282	42.0%
New Balance Athletic Shoes, Inc.	1SO Laumeier II LLC	933,825	14.0%

As of December 31, 2017, no other tenants accounted for more than 10% of annualized rents.

For the year ended December 31, 2017, the Company’s highest tenant concentration (greater than 10% of total revenue) was as follows:

		Tenant	Percentage of
Tenant	Property	Revenue[2]	Total Revenue
Panera, LLC	1SO Laumeier I LLC	$2,795,282	43.06%
New Balance Athletic Shoes, Inc.	1SO Laumeier II LLC	922,158	14.20%

2 Tenant Revenue defined as yearly rental income, excludes tenant reimbursements and other income.

As of December 31, 2017, the future minimum contractual rental income from the Company’s real estate investments under its noncancelable operating leases was as follows:

2018	$6,624,842
2019	6,562,899
2020	6,198,497
2021	6,476,983
2022	5,507,235
Thereafter	6,065,904
$37,436,360

F-16

Intangibles

As of December 31, 2017, the Company’s intangibles were as follows:

	Tenant Origination and Absorption Costs	Above-market lease intangibles	Below-market lease intangibles
Cost	$5,996,480	$10,106	$(178,466)
Accumulated amortization	(2,890,444)	(9,178)	99,813
Net amount	$3,106,036	$928	$(78,653)

Increases (decreases) in net income (loss) as a result of amortization of the Company’s tenant origination and absorption costs, above-market and below-market lease intangibles for the year ended December 31, 2017 were as follows:

	Tenant Origination and Absorption Costs	Above-market lease intangibles	Below-market lease intangibles
Amortization	$(590,957)	$(2,228)	$17,016

The remaining unamortized balance of these outstanding intangible assets and liabilities as of December 31, 2017 is estimated to be amortized for years ending December 31 as follows:

	Tenant Origination and Absorption Costs	Above-market lease intangibles	Below-market lease intangibles
2018	$(589,672)	$(928)	$12,417
2019	(566,615)	-	12,417
2020	(536,318)	-	12,417
2021	(493,627)	-	12,417
2022	(418,854)	-	12,417
Thereafter	(500,950)	-	16,568
	$(3,106,036)	$(928)	$78,653

F-17

4.	Debt

Secured Note Payable – Wells Fargo Bank, NA

The Sponsor Affiliate Entities acquired the three buildings that comprise the Laumeier Properties as part of a four-building portfolio acquisition on November 18, 2013.  The Sponsor Affiliate Entities financed the four-building portfolio acquisition with a $33,000,000 secured promissory note (“Wells Note Payable”) from Wells Fargo Bank, NA (“Wells Lender”). The Wells Note Payable amortized over a 30-year period and bore interest at one-month LIBOR Rate plus 2.10% per annum, which was computed based on a 360-day year and the actual days elapsed in the accrual period. The Sponsor Affiliate Entities also purchased an interest rate protection agreement for $758,610 which capped the variable rate of the Wells Note Payable at 2%. The Wells Note Payable was repaid in two installments – first with proceeds from the sale of the fourth building to an unrelated party on May 20, 2014, which left the Laumeier Properties as the only remaining collateral under the Wells Note Payable, and second the remaining principal balance was repaid on the Transaction Date in connection with the Company’s acquisition of the Laumeier Properties.

For the year ending December 31, 2017, the Sponsor Affiliate Entities incurred interest expense of $426,432 (including $141,467 of amortized financing costs) for the period from January 1, 2017 to May 30, 2017. Additionally, in accordance with the lending agreement, the Sponsor Affiliate Entities paid a prepayment premium of $227,839 to the Wells Lender, which is included in interest expense on the accompanying statements of operations.

Secured Note Payable – BB&T Real Estate Funding LLC

In order to provide permanent refinancing for the Laumeier Properties, the Laumeier Entities obtained a $24,600,000 secured promissory note (“BB&T Note Payable”) from BB&T Real Estate Funding LLC (“BB&T Lender”) on May 31, 2017. The BB&T Note Payable is secured by non-recourse deeds of trust, security instrument with assignments of rents and fixtures, and first priority lien interests on the encumbered properties. Interest-only monthly payments of $90,200 are due until July 1, 2019. Thereafter, monthly payments of principal and interest of $135,342 are due until June 1, 2027 (the “Maturity Date”). Any unpaid interest and principal are due at the Maturity Date. The Laumeier Entities may conditionally prepay the BB&T Note Payable in full or in part prior to the Maturity Date (subject to certain provisions in the lending agreement). The note further requires that certain monthly escrow deposits be made to the BB&T Lender.

For the year ending December 31, 2017, the Laumeier Entities incurred interest expense of $663,451 (including $29,045 of amortized financing costs) for the period from May 31, 2017 to December 31, 2017.

As of December 31, 2017, the Company’s secured note payable consisted of the following:

Borrower(s)	Lender	Principal Balance	Unamortized Deferred Financing Costs	Total	Interest Rate	Maturity Date
Laumeier Entities	BB&T Real Estate Funding LLC	$24,600,000	$(466,575)	$24,133,425	4.40%	June 1, 2027

The summarized future principal repayments of the Company’s secured note payable as of December 31, 2017 is estimated to be as follows for the years ending December 31:

Secured Notes Payable
2018	$-
2019	261,248
2020	546,552
2021	574,522
2022	600,682
Thereafter	22,616,996
Total principal	24,600,000
Deferred financing costs, net	(466,575)
Total	$24,133,425

Unsecured Note Payable - Affiliate

The Affiliate Note Payable bore interest at the one-month LIBOR plus 0.85% per annum, calculated on a 365-day year, compounded monthly. For the year ending December 31, 2017, the Operating Partnership incurred interest expense of $26,949. (See Note 1).

F-18

5.	Fair Value Disclosures

The fair value for certain financial instruments is derived using valuation techniques that involve significant management judgment. The price transparency of financial instruments is a key determinant of the degree of judgment involved in determining the fair value of the Company’s financial instruments. Financial instruments for which actively quoted prices or pricing parameters are available and for which markets contain orderly transactions will generally have a higher degree of price transparency than financial instruments for which markets are inactive or consist of non-orderly trades. The Company evaluates several factors when determining if a market is inactive or when market transactions are not orderly. The following is a summary of the methods and assumptions used by management in estimating the fair value of each class of financial instrument for which it is practicable to estimate the fair value:

Cash and cash equivalents, restricted cash, rents and other receivables, due from affiliates, prepaid expenses, deposits and other assets, accounts payable, accrued expenses, unearned tenant rents and security deposits: these balances approximate their fair values due to the short maturities of these items.

Derivative instruments: The Company’s derivative instruments are presented at fair value in the accompanying consolidated balance sheets. The valuation of these instruments is determined using a proprietary model that utilizes observable inputs. As such, the Company classifies these inputs as Level 2 inputs. The proprietary model uses the contractual terms of the derivatives, including the period to maturity, as well as observable market-based inputs, including interest rate curves and volatility. The fair values of interest rate swaps are estimated using the market standard methodology of netting the discounted fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of interest rates (forward curves) derived from observable market interest rate curves. In addition, credit valuation adjustments, which consider the impact of any credit risks to the contracts, are incorporated in the fair values to account for potential nonperformance risk.

Secured notes payable:  The fair value of the Company’s mortgage notes payable is estimated using a discounted cash flow analysis based on management’s estimates of current market interest rates for instruments with similar characteristics, including remaining loan term, loan-to-value ratio, type of collateral and other credit enhancements. Additionally, when determining the fair value of liabilities in circumstances in which a quoted price in an active market for an identical liability is not available, the Company measures fair value using (i) a valuation technique that uses the quoted price of the identical liability when traded as an asset or quoted prices for similar liabilities or similar liabilities when traded as assets or (ii) another valuation technique that is consistent with the principles of fair value measurement, such as the income approach or the market approach. The Company classifies these inputs as Level 2 inputs. As of December 31, 2017, the Company believes the carrying value of the BB&T Note Payable was representative of fair value.

6.	Related Party Transactions

As of December 31, 2017, approximately $1,216,796 in organization and offering costs have been incurred by the Sponsor, of which $24,704 in organization and offering costs have been allocated to the Company and recorded in the consolidated statement of stockholders’ equity. As of December 31, 2017, $12,660 in organization and offering costs reimbursable to Sponsor remained unpaid.

As of December 31, 2017, approximately $276,543 in reimbursable management costs have been paid by the Sponsor and incurred by Company. The entire amount remains unpaid to Sponsor as of December 31, 2017 and is included within total expenses in the accompanying consolidated statements of operations.

For the year ending December 31, 2017 the Company incurred asset management fees for the period May 31, 2017 to December 31, 2017 of $216,726 due to the Manager of which $104,941 remained unpaid as of December 31, 2017.

For the year ending December 31, 2017 the Company incurred asset management fees for the period from January 1, 2017 to May 30, 2017 of $11,797 paid to the Former Manager.

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7.	Economic Dependency

The Manager has engaged the Sponsor to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s Common Stock available for issue, as well as other administrative responsibilities for the Company including investor relations. As a result of these relationships, the Manager is dependent upon the Sponsor. In the event that the Sponsor were unable to provide the Manager with the respective services, the Manager would be required to find alternative providers of these services.

8.	Commitments and Contingencies

Property Management and Accounting Arrangements

The Company has property management (“PMA”) and accounting agreements (“PAA”) with various service providers. For property management, the Company pays a property management fee based upon a percentage (“PM Fee Percentage”) of base rents, as defined in the PMA. The PM Fee Percentage was 1.75% for the period November 9, 2016 (inception) through May 30, 2017. The PM Fee percentage was 1.25% for the period May 31, 2017 through December 31, 2017. Additionally, the PMA allows for costs such as salaries, payroll taxes, health insurance, and office supplies to be reimbursed to the property manager. For accounting services, the Company pays a fixed monthly accounting services fee, plus annual variable fees associated with audit and tax preparation.

For the year ending December 31, 2017, the Company incurred property management and reimbursable costs of $194,004 of which $13,157 remains unpaid and is included in accounts payable and accrued expenses on the accompanying consolidated balance sheet. Additionally, the Company incurred PAA fees of $170,229 which is included in general and administrative expenses on the accompanying consolidated statements of operations, of which $59,206 remains unpaid and is included in accounts payable and accrued expenses on the accompanying consolidated balance sheet.

Operations

The Company’s commitments and contingencies include customary obligations incurred in the normal course of business. In the opinion of management, these matters will not have a material effect on the consolidated financial position, results of operations or cash flows of the Company.

Legal Proceedings

As of the date of the financial statements the Company not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of the Company’s business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, the Company is not aware of any litigation of any significance likely to occur.

Environmental

As an owner of real estate, the Company is subject to various environmental laws of federal, state and local governments. Although there can be no assurance, the Company is not aware of any environmental liability that could have a material adverse effect on the consolidated financial position or results of operations. However, changes in applicable environmental laws and regulations, the uses and conditions of properties in the vicinity of the Company’s real estate, the activities of its tenants and other environmental conditions of which the Company is unaware with respect to its real estate could result in future environmental liabilities.

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9.	Subsequent Events

Events that occur after the consolidated balance sheet date but before the consolidated financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the consolidated balance sheet date are recognized in the accompanying consolidated financial statements. Subsequent events which provide evidence about conditions that existed after the consolidated balance sheets dates require disclosure in the accompanying notes. Management evaluated the activity of the Company through April 16, 2018 (the date the consolidated financial statements were available to be issued) and concluded that the following items should be disclosed as subsequent events:

Additional Share Issuances

As of the date of this Annual Report, the Company has issued after December 31, 2017 an additional 45,065 shares related to the Company’s current offering bringing the total shares issued as of the date of this Annual Report up to 127,410 (not including the 7,500 shares issued in private placements to our Sponsor). As of the date of this Annual Report, the Company owns 134,910 OP Units, and the total number of outstanding OP Units was 2,204,910 giving the Company an effective ownership interest of 6.12% in the Operating Partnership. As the Company raises capital, additional OP Units will be issued to the Company.

Additional Distributions

On March 14, 2018, the Board of Directors declared a regular quarterly cash dividend of $0.25 per share of Common Stock for the period from January 1, 2018 to March 31, 2018. The dividend was paid on April 10, 2018 to stockholders of record as of the close of business on March 25, 2018.  The Company, as general partner of 1st stREIT Office Operating Partnership LP (the “Operating Partnership”), concurrently declared the same distribution per Common Unit of the Operating Partnership. The source of funds for this distribution was 100% from cash flow from operations.

F-21

1st stREIT Office Inc.

Schedule III

Real Estate Assets and Accumulated Depreciation and Amortization

December 31, 2017

					Initial Cost to Company				Gross Amounts Carried at Close of Period
							Tenant	Costs			Tenant		Accumulated
			Original				Origination and	Capitalized			Origination and		Depreciation
		Ownership	Year of	Date	Land and	Building and	Absorption	Subsequent to	Land and	Building and	Absorption		and
Property	Location	Percent	Construction	Acquired	Improvements	Improvements	Costs	Acquisition	Improvements	Improvements	Costs	Total	Amortization
lSO Laumeier I LLC	St. Louis, MO	4.16%	1987	11/18/2013	$1,645,918	$11,601,043	$2,736,348	$799,445	$1,662,059	$12,384,347	$2,736,348	$16,782,754	$(3,792,636)
lSO Laumeier II LLC	St. Louis, MO	4.16%	1988	11/18/2013	1,678,190	6,848,185	1,473,626	2,905,897	1,696,845	9,269,104	1,939,949	12,905,898	(3,451,560)
ISO Laumeier IV LLC	St. Louis, MO	4.16%	1987	11/18/2013	742,229	3,139,795	873,804	1,488,996	750,742	4,173,899	1,320,183	6,244,824	(2,516,648)
					$4,066,337	$21,589,023	$5,083,778	$5,194,338	$4,109,646	$25,827,350	$5,996,480	$35,933,476	$(9,760,844)

											2017		2016
Real estate investments:
Balance at beginning of period											$35,040,262		$34,785,609
Improvements and lease costs											893,214		254,653
Balance at end of period											$35,933,476		$35,040,262

Accumulated depreciation and amortization:
Balance at beginning of period											$(7,395,940)		$(7,029,634)
Depreciation and amortization											(2,364,904)		(366,306)
Balance at end of period											$(9,760,844)		$(7,395,940)

Real estate investments, net:											$26,172,632		$27,644,322

F-22

Item 8. Exhibits

INDEX TO EXHIBITS

Exhibit No.	Description
2.1*	Form of Amended and Restated Charter
2.2*	Form of Amended and Restated Bylaws
4.1*	Form of Subscription Package (included in the Offering Circular as Appendix B and incorporated herein by reference)
6.1*	Form of Second Amended and Restated Limited Partnership Agreement of 1st stREIT Office Operating Partnership LP
6.2*	Management Agreement between 1st stREIT Office Inc., 1st stREIT Office Operating Partnership LP and SW Manager, LLC
6.3*	Support Agreement between Tryperion Partners, LLC and SW Manager, LLC.
6.4*	License Agreement between 1st stREIT Office Inc. and Tryperion Partners, LLC
10.1*	Power of Attorney (included on signature page of the Offering Statement dated June 30, 2017)
11.1**	Consent of RSM US LLP

* Previously Filed

** Filed herewith

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report on Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in Los Angeles, CA on April 16, 2018.

1st stREIT OFFICE INC.

By:	/s/ Jeffrey Karsh
Name:	Jeffrey Karsh
Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jeffrey Karsh	Director and Chief Executive Officer	April 16, 2018
Jeffrey Karsh	(Principal Executive Officer)

/s/ Joseph Kessel	Director and Chief Operating Officer	April 16, 2018
Joseph Kessel	(Principal Financial Officer and Principal Accounting Officer)

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